Exhibit 99.1

CADELER A/S ANNOUNCES COMPLETION OF ITS BUSINESS COMBINATION AND MERGER WITH ENETI INC.

Copenhagen, December 29, 2023: Reference is made to the stock exchange announcement of December 15, 2023 published by Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) regarding the execution of an agreement and plan of merger (the “Merger Agreement”) between Eneti Inc. (NYSE: NETI) (“Eneti”) and Wind MI Limited (“Cadeler Merger Sub”), a wholly owned subsidiary of Cadeler, pursuant to which Cadeler Merger Sub was to merge with and into Eneti, with Cadeler Merger Sub surviving the merger (the “Merger”). The purpose of the Merger was for Cadeler to acquire all of those shares of Eneti common stock that it did not acquire in its earlier share exchange offer for all of the outstanding shares of Eneti common stock.

On December 29, 2023, Cadeler Merger Sub and Eneti completed the Merger. The completion of the Merger followed a special meeting of Eneti’s stockholders held on December 29, 2023, at which Eneti’s stockholders voted in favor of the proposal to authorize and approve the Merger Agreement, and the transactions contemplated thereby, including the Merger.

Pursuant to the Merger Agreement, holders of Eneti common stock as of immediately prior to the time of filing of the articles of merger for the Merger with the Marshall Islands Registrar of Corporations, other than Cadeler and with respect to any treasury shares held by Eneti, will receive approx. USD 11.37 in cash per share of Eneti common stock, without interest and subject to reduction for any applicable withholding taxes. The total aggregate amount of cash consideration payable in the Merger to such holders of Eneti common stock is expected to amount to approx. USD 59.8 million in the aggregate.

In connection with the completion of the Merger, Eneti’s common shares will cease to trade on the New York Stock Exchange and be delisted.

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.

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